UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

Harmony Biosciences Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

413197104
(CUSIP Number)

August 21, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 413197104
1	NAMES OF REPORTING PERSONS
Vivo Capital VIII, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,300,261 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
4,300,261 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,300,261 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.7% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The shares of common stock, $0.00001 par value (“Common Stock”) of Harmony Biosciences Holdings, Inc. (the “Issuer”) are held of record by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. Vivo Capital VIII, LLC is the general partner of Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.

(2)	Based on 64,480,539 shares of Common Stock of the Issuer outstanding, which include the underwriters’ exercise of over-allotment option, as disclosed in the prospectus filed by the Issuer on August 20, 2020, pursuant to Rule 424(b)(4), which forms part of the Issuer’s Registration Statement on Form S-1 (File No. 333-240122).

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CUSIP No. 413197104
1	NAMES OF REPORTING PERSONS
Vivo Opportunity, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
191,378 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
191,378 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
191,378 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.3% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The shares of Common Stock of the Issuer are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P.

(2)	Based on 64,480,539 shares of Common Stock of the Issuer outstanding, which include the underwriters’ exercise of over-allotment option, as disclosed in the prospectus filed by the Issuer on August 20, 2020, pursuant to Rule 424(b)(4), which forms part of the Issuer’s Registration Statement on Form S-1 (File No. 333-240122).
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CUSIP No. 413197104
1	NAMES OF REPORTING PERSONS
Vivo Capital IX, LLC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
42,702 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
42,702 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,702 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The shares of Common Stock of the Issuer are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.

(2)	Based on 64,480,539 shares of Common Stock of the Issuer outstanding, which include the underwriters’ exercise of over-allotment option, as disclosed in the prospectus filed by the Issuer on August 20, 2020, pursuant to Rule 424(b)(4), which forms part of the Issuer’s Registration Statement on Form S-1 (File No. 333-240122).

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Item 1. (a) Name of Issuer:

Harmony Biosciences Holdings, Inc.

(b)	Address of Issuer's Principal Executive Offices:

630 W. Germantown Pike, Suite 215

Plymouth Meeting, PA 19462

Item 2. (a)	Name of Person Filing:

This Schedule 13G is filed jointly by Vivo Capital VIII, LLC, Vivo Opportunity, LLC and Vivo Capital IX, LLC. Vivo Capital VIII, LLC, Vivo Opportunity, LLC and Vivo Capital IX, LLC have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if None, Residence:

192 Lytton Avenue, Palo Alto, CA 94301

(c)	Citizenship:

Vivo Capital VIII, LLC is a Delaware limited liability company

Vivo Opportunity, LLC is a Delaware limited liability company

Vivo Capital IX, LLC is a Delaware limited liability company

(d)	Title of Class of Securities:

Common stock, $0.00001 par value

(e)	CUSIP Number:

413197104

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution:

Not Applicable.

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Item 4.	Ownership.

(a)       Amount beneficially owned:

(1) Vivo Capital VIII, LLC

The 4,300,261 shares of Common Stock are held of records by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.

(2) Vivo Opportunity, LLC

The 191,378 shares of Common Stock are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P.

(3) Vivo Capital IX, LLC

The 42,702 shares of Common Stock are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.

(b)       Percent of class:

Vivo Capital VIII, LLC: 6.7%

Vivo Opportunity, LLC: 0.3%

Vivo Capital IX, LLC: 0.1%

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Vivo Capital VIII, LLC: 4,300,261 shares

Vivo Opportunity, LLC: 191,378 shares

Vivo Capital IX, LLC: 42,702 shares

(ii)       Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Vivo Capital VIII, LLC: 4,300,261 shares

Vivo Opportunity, LLC: 191,378 shares

Vivo Capital IX, LLC: 42,702 shares

(iv)	Shared power to dispose of or to direct the disposition of: 0

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Item 5.	Ownership Of Five Percent Or Less Of A Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Capital VIII, LLC

August 31, 2020
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)

Vivo Opportunity, LLC

August 31, 2020
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Vivo Capital IX, LLC

August 31, 2020
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)

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Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of common stock, $0.00001 par value, of Harmony Biosciences Holdings, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.

Vivo Capital VIII, LLC

August 31, 2020
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)

Vivo Opportunity, LLC

August 31, 2020
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Vivo Capital IX, LLC

August 31, 2020
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)